Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,

	2004		2003	2002	2001	2000

	(millions of dollars)
Earnings, as defined:
Income before cumulative effect of changes
in accounting principles	$887		$893	$695	$781	$704
Preferred stock dividends of a consolidated subsidiary	-	(b)	13	15	15	15
Income taxes	267		368	244	379	336
Fixed charges included in the determination of
net income, as below	505		397	328	337	296
Amortization of capitalized interest	8		4	2	1	-
Distributed income of equity method investees	83		68	96	62	80
Less: Equity in earnings of equity method investees	94		89	76	81	45

Total earnings, as defined	$1,656		$1,654	$1,304	$1,494	$1,386

Fixed charges, as defined:
Interest charges	$489		$379	$311	$324	$278
Rental interest factor	16		17	14	8	9
Fixed charges included in nuclear fuel cost	-		1	3	5	9

Fixed charges included in the determination of net
income	505		397	328	337	296
Capitalized interest	54		88	91	55	23
Dividend requirements on preferred stock of a
consolidated subsidiary before income taxes	-	(b)	20	23	23	23

Total fixed charges, as defined	$559		$505	$442	$415	$342

Ratio of earnings to fixed charges and ratio of earnings to
combined fixed charges and preferred stock dividends (a)	2.96		3.28	2.95	3.60	4.05

_____________________
(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.

(b)	A portion of Florida Power & Light Company's preferred stock is owned by FPL Group, Inc. and is eliminated in consolidation. Accordingly, those dividends are not included herein.